UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-114115

NationsRent Companies, Inc.

(Exact name of registrant as specified in its charter)

450 East Las Olas Boulevard, Suite 1400, Fort Lauderdale, Florida 33301, Tel: (954) 760-6550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.5% Senior Unsecured Notes due 2015
9.5% Senior Secured Notes due 2010
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

           Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[ ] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ ] [X]

           Approximate number of holders of record as of the certification or notice date:

9.5% Senior Secured Notes Due 2010:           1 holder
9.5% Senior Unsecured Notes Due 2015:       1 holder

           Pursuant to the requirements of the Securities Exchange Act of 1934, NationsRent Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 30, 2006

By: /s/ Joseph H. Izhakoff Name: Joseph H. Izhakoff Title: Executive Vice Present, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.